UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-233069, 333-221462, 333-260974, 333-262820, and 333-266492) of ObsEva SA (or the “Company,” “we,” “our” or “us”) (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-249457, 333-231629, 333-216170 and 333-263234) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

The matters discussed in this Report on Form 6-K include forward-looking statements that involve risks or uncertainties. These statements are neither promises nor guarantees, but are based on various assumptions by management regarding future circumstances, over many of which the Company has little or no control. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results. A number of important risks and uncertainties, including those identified in the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on March 10, 2022, and in the Form 6-K filed with the SEC on May 17, 2022, which are incorporated herein, could cause the Company’s actual results to differ materially from those in these forward-looking statements. Other than the factors set forth below, there are no material changes to the risk factors previously disclosed in the Annual Report.

Risks and uncertainties associated with our restructuring process and our application to the competent court in Geneva, Switzerland for a court-sanctioned moratorium may lead to potential adverse effects on our operations, financial condition or business prospects.

Based on an evaluation of the Company’s current assets and liabilities and cash runway, on July 27, 2022 the Company’s Board of Directors announced that it has decided to apply to the competent court in Geneva, Switzerland, for a court-sanctioned moratorium. If granted, the moratorium will provide the Company with temporary protection against debt-enforcement and bankruptcy proceedings in Switzerland, with a view to make it possible for the Company to undertake restructuring measures under the supervision of one or more court-appointed administrators.

We are subject to a number of risks and uncertainties associated with our planned corporate restructuring process and our filing to the competent court in Geneva, Switzerland for a court-sanctioned moratorium, which may lead to potential adverse effects on our operations, financial condition or business prospects. We cannot assure you of the outcome of our application for a court-sanctioned moratorium, including the length of time of any moratorium or whether such moratorium will be approved. Risks associated with the restructuring process and moratorium filing may include an adverse impact on the following:

•	our ability to continue as a going concern;
•	our ability to obtain court approval with respect to our application for a court-sanctioned moratorium, the length of time of any such moratorium, and the impact of such moratorium if approved;
•	our ability to successfully restructure our operations and development strategy;
•	our ability to consummate and implement a plan of reorganization, including with respect to our commercial arrangements and agreements with third parties;
•

risks associated with third party motions or other relief sought in connection with any such moratorium, and their potential impact on our operations and restructuring plan, if such moratorium is approved;

•	our ability to maintain sufficient liquidity throughout the restructuring process and/or moratorium period;
•	increased costs related to the moratorium filing or other litigation;
•	our ability to manage agreements that are critical to our operations and, to obtain and maintain appropriate terms with our current or future collaborators and other third parties; and
•	our ability to maintain existing collaborations and vendor relationships.

Because the majority of our assets are located outside of the United States, they may be outside of the jurisdiction of U.S. courts to administer if we are the subject of an insolvency or bankruptcy proceeding resulting from any such moratorium, if approved. As a result, if we declared bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the U.S., under U.S. bankruptcy law. If we were deemed to be insolvent, distributions, or part of them, may be delayed while the court administrator determines the extent of potential creditor claims. In these circumstances, prior payments made by us may be deemed voidable transactions.

In addition, we have not yet submitted a plan of reorganization with competent court in Geneva, Switzerland and such plan may not be filed for some time. We cannot currently predict the terms and provisions of any such reorganization plan submitted to such court under the moratorium process, if approved, including how outstanding prepetition claims and equity interests will be treated under a plan of reorganization or how a plan of reorganization will impact our common stock. The treatment of claims and equity interests under a plan of reorganization will be dependent on a number of factors.

Any financial or strategic alternatives we pursue may not be successful.

As part of our planned restructuring process, we plan to resize the company to be able to meet our outstanding license obligations and assess strategic options with respect to pipeline development.  We believe our planned restructuring process is necessary due to the commercial landscape and potential additional capital needed to fund the completion of the linzagolix clinical development program, as the U.S. food and Drug Administration has notified us of review issues regarding deficiencies in the New Drug Application for linzagolix. There is no finite timetable for completion of our strategic review process, and we can provide no assurance that any strategic alternatives we pursue will have a positive impact on our operations or financial condition, or our ability to pursue our business strategies or continue our operations.

The availability or incurrence of debt may impact our financial position and may subject us to additional financial and operating restrictions. In addition, we may experience difficulties in complying with covenants contained in one or more of our financing agreements, which could result in events of default and our bankruptcy or liquidation.

In October 2021, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain funds and accounts managed by JGB Management Inc. (“JGB”), which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches through the issuance of convertible notes (the “Notes”) to JGB, together with warrants to purchase our common shares in an amount equal to 20% of the funded amount for such tranche. In January 2022, we amended the Securities Purchase Agreement with respect to certain terms and conditions for the second tranche under the Securities Purchase Agreement, and accelerated the issuance of the second tranche, among other changes. The availability of each of the seven remaining tranches is subject to our meeting certain conditions, including, among others, that our volume-weighted average price is not below USD 3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price Condition”). As of May 25, 2022, the funding date of the third tranche, we had not met the Minimum Stock Price Condition for the third tranche.  On May 27, 2022, we entered into a waiver and amendment agreement with JGB, whereby JGB agreed to waive its right to terminate its obligation to fund future tranches under the Securities Purchase Agreement, which JGB would have been entitled to as a result of our failure to meet the Minimum Stock Price Condition and in exchange, we agreed to establish a “blocked” account control agreement with respect to the existing account control agreement in favor of JGB. As of June 30, 2022, we held USD 31.0 million in such controlled deposit account (the “Account Balances”). The minimum cash amount is subject to additional incremental increases totaling USD 21.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement.

Our overall leverage and certain covenants and obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult to satisfy our obligations, including under the terms of the Securities Purchase Agreement and the Notes;

•limiting our ability to refinance our debt on terms acceptable to us or at all;

•	limiting our flexibility to plan for and adjust to changing business and market conditions and increasing our vulnerability to general adverse economic and industry conditions;

•limiting our ability to use our available cash flow to fund future acquisitions and to make dividend payments; and

•	limiting our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

On July 27, 2022, we announced our Board of Directors had determined to apply for a court-sanctioned moratorium to the courts of competent jurisdiction of the Swiss canton of Geneva, which resulted in certain events of default under the outstanding Notes (the “Events of Default”). On July 31, 2022, we entered into an amendment and forbearance agreement (the “Amendment”) with JGB in relation to the Securities Purchase Agreement, the Note issued in connection with the first tranche under the Securities Purchase Agreement (the “First Tranche Note”), and the second tranche under the Securities Purchase Agreement (the “Second Tranche Note”). Pursuant to the Amendment, we and JGB agreed to apply the Account Balances against the outstanding Notes on a pro rata basis, and JGB waived any application of the 25% prepayment premium permitted under the outstanding Notes with respect to the Account Balances. In addition, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Securities Purchase Agreement, the Notes, or any ancillary agreements thereto (the “Transaction Agreements”), with respect to the Events of

Default until the earlier to occur of (i) October 29, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the waiver of the prepayment penalty and forbearance on exercising such rights and remedies, USD 1.5 million was added to the outstanding principal balance under the outstanding Notes, resulting in an aggregate outstanding balance of approximately USD 11.0 million under the outstanding Notes, the conversion price of the outstanding Notes was adjusted to a conversion price of USD 0.26 per share (subject to adjustment as provided in the outstanding Notes) and our right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the outstanding Notes, was terminated. In addition, JGB is no longer obligated to fund any future mandatory or optional tranche closing under the Securities Purchase Agreement.

We may experience difficulties in complying with the covenants contained in the Transaction Agreements resulting in additional events of default, including, following the forbearance period, the Events of Default. If an event of default occurs under the Transaction Agreements, JGB may declare all outstanding principal and accrued and unpaid interest under the Notes immediately due and payable and exercise the other rights and remedies provided for under the Transaction Agreements, including application of the 25% prepayment premium permitted under the outstanding Notes. Should an event of default occur, JGB could institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. We may in the future need to obtain additional waivers from JGB under the Transaction Agreements to avoid being in default. If we breach our covenants under the Transaction Agreements and seek a waiver, we may not be able to obtain a waiver, and if this results in an event of default, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern.

We have incurred recurring losses since inception, including net losses of USD 58.4 million for the year ended December 31, 2021 and net losses of USD 44.6 million for the six-months ended June 30, 2022. As of June 30, 2022, we have accumulated losses of USD 512.2 million, of which USD 30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of June 30, 2022, we had cash and cash equivalents of USD 45.1 million, which includes restricted cash of USD 31.0 million. As described above, on July 31, 2022, the restricted cash balance was applied against the outstanding Notes on a pro rata basis in accordance with the Amendment. We have prepared our consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Securities Purchase Agreement is structured to provide USD 135 million in borrowing capacity, available in nine tranches, with the first tranche funded at the initial closing in October 2021 and the second tranche funded in January 2022 in connection with certain amendments to the Securities Purchase Agreement. The subsequent tranches under the Securities Purchase Agreement will be available subject to our meeting certain conditions, including, among others, the Minimum Stock Price Condition, and will be funded at JGB’s sole discretion. As of May 25, 2022, the funding date of the third tranche, we had not met the Minimum Stock Price Condition for the third tranche.  On May 27, 2022, we entered into a waiver and amendment agreement with JGB, whereby JGB agreed to waive its right to terminate its obligation to fund future tranches under the Securities Purchase Agreement, which JGB would have been entitled to as a result of our failure to meet the Minimum Stock Price Condition.

To date, we have funded our operations through equity and debt offerings and through payments from licensors. We believe that our current cash and cash equivalents, after taking into account our planned corporate restructuring actions, including a mass dismissal process pursuant to Swiss law, are only sufficient to fund our operating expenses into the fourth quarter of 2022 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern within one year from the date of the issuance of the unaudited condensed consolidated financial statements filed herewith. Our future viability is dependent on our ability to raise additional capital to finance our future operations and implement a successful corporate reorganization.  We may raise funds through equity or debt offerings.  The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our operations, financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore all potential options to obtain additional funding. However, there is no assurance that we will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions.

The conversion of some or all of the outstanding Notes, as well as the exercise of our outstanding warrants, could result in significant dilution to existing common shareholders, adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities.

In connection with the Amendment to the Securities Purchase Agreement with JGB, USD 1.5 million was added to the outstanding principal balance under the outstanding Notes on a pro rata basis, resulting in an aggregate outstanding balance of approximately USD 11.0 million under the outstanding Notes, the conversion price of the outstanding Notes was adjusted to a conversion price of USD 0.26 per share (subject to adjustment as provided in the outstanding Notes) and our right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the outstanding Notes, was terminated. The conversion of some or all of the outstanding Notes, as well as the exercise of our outstanding warrants, could result in significant dilution to existing common shareholders, adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our common stock could depress the price of our common stock.

Our common shares could be delisted by Nasdaq, and if such delisting occurs it could limit the liquidity of our common shares, increase its volatility and hinder our ability to raise capital.

Our common shares are currently listed on the Nasdaq Global Select Market. We may be subject to delisting by The Nasdaq Stock Market LLC (“Nasdaq”) if we no longer meet the continuing listing requirements necessary to maintain our listing on Nasdaq. Nasdaq rules require us to maintain a minimum bid price of USD 1.00 per share. If the closing bid price of our common shares were to fall below USD 1.00 per share for 30 consecutive trading days or we do not meet other listing requirements, we would fail to be in compliance with Nasdaq listing standards. There can be no assurance that we will continue to meet the minimum bid price requirement, or any other requirement in the future. If we fail to meet the minimum bid price requirement, Nasdaq may initiate the delisting process with a notification letter. If we were to receive such a notification, we would be afforded a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, shares of our common stock would need to maintain a minimum closing bid price of at least USD 1.00 per share for a minimum of 10 consecutive trading days. In addition, we may be unable to meet other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our common shares in which case, our common shares could be delisted. Further, Nasdaq may use its discretionary authority to delist our common shares in connection with the court-sanctioned moratorium process. If our common shares were to be delisted, the liquidity of our common shares would be adversely affected and the market price of our common shares could decrease, and such delisting could have an adverse impact or result in an event of default under one or more of our commercial agreements, including the Transaction Agreements with JGB.

We believe we will lose our foreign private issuer status beginning in 2023 and will have to comply with the domestic reporting requirements of the Exchange Act, which may cause us to incur significant additional legal, accounting and other expenses.

We are currently a foreign private issuer and therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (1) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually as of the end of the most recently completed second fiscal quarter. We have determined that we will lose this status beginning in 2023, and will be required to comply with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, amongst other things would include the filing of financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq listing rules. The regulatory and compliance costs to us under U.S. securities laws to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that our loss of foreign private issuer status will increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that having to comply with the rules and regulations applicable to U.S. domestic issuers would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated August 17, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: August 17, 2022	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer

7